[Letterhead of Sullivan & Cromwell LLP]

May 31, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Registration Statement on Form F-4 Filed March 13, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously filed a registration statement on March 13, 2023 (the “Registration Statement”) with the Commission.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of March 29, 2023 with respect to the above referenced Registration Statement. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

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Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

TopCo, page 29

1.	We note your response to prior comment 1 regarding the application of the business combination related shell company definition to TopCo. Business combination related shell company is a shell company that is formed by an entity (that is not a shell company) solely for the purpose of completing a business combination transaction among one or more entities other than the shell company “none of which is a shell company.” As Athena Consumer Acquisition Corp. is a shell company, TopCo does not appear to qualify as a business combination related shell company. Please revise to file audited financial statements of TopCo. To the extent, the registrant is a foreign private issuer, has not commenced operations, and has been in existence for less than a year, only an audited balance sheet that is no more than nine months old may be filed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no financial statements of TopCo were included in the Registration Statement because, in reliance on Section 1160 of the SEC’s Financial Reporting Manual (FRM), the financial statements of TopCo, a recently organized registrant with nominal capital, were deemed not to be material to investors in making their voting/investment decision and were therefore permitted to be omitted. In addition, the Company believes that the guidance in Section 1170.2(b) of the FRM, although not directly applicable, supports TopCo’s determination that its financial statements for periods prior to the closing of the business combination are immaterial and can be omitted. The purpose of Section 1170.2(b) of the FRM is to permit the omission of financial statements of the registrant to the extent they are not material to investors either because financial statements for the period including the closing of the transaction are available or the registrant had only “nominal income statement activity” during the period. Here, TopCo was formed with nominal assets as a subsidiary of Next.e.GO Mobile SE solely to effect the business combination and had no income statement activity during the year ended December 31, 2022. Therefore, TopCo should be permitted to exclude any financial statements for such period, also in view of the time and expense TopCo would incur to prepare and audit financial statements immaterial to investors. In addition, as TopCo was formed on July 25, 2022 as a wholly-owned subsidiary of Next.e.GO Mobile SE, its financial condition and results are reflected in Next.e.GO Mobile SE’s audited consolidated financial statements for the year ended December 31, 2022, which are included in the Registration Statement.

Bridge Financing, page 36

2.	Please update your disclosure to indicate the remaining portion of the Bridge Financing in the amount of $11,250,000 has not been disbursed, including the reason why.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 36 of the Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Background of the Business Combination, page 114

3.	Refer to your added disclosure on page 121. Expand to clarify how, notwithstanding the changes you mention, Athena’s board concluded that the business combination is in the best interests of Athena and its stockholders. Include specific disclosure of the factors considered, quantifying to the extent possible, and any analysis the board conducted.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on pages 121 and 129 of the Amendment No. 1.

Changes in the assumptions, page 128

4.	We note the disclosure added here. Please expand to quantify each of the changes mentioned in the first two bullet points and how those changes impacted the projected financial information.

Response:

The Company acknowledges the Staff’s comment. The Company believes that the projections for the 2024 volumes continue to be reasonable, subject to a successful closing of the business combination during the third quarter of 2023 and subsequent timely ramp-up in the remainder of 2023. The impact for 2023 cannot yet be quantified, as the availability of financing, the extent and timing of which is yet to be finalized, will be determinative. The Company expects, however, that the projected revenue for 2023 will not be achieved and may be considerably lower than previously anticipated.

Fairness Opinion of Northland, page 129

5.	We note that there are changes in the assumptions underlying the prospective financial information since July 2022, and that you do not intend to ask Northland for an updated fairness opinion. Please disclose whether the Board believes the fairness opinion remains valid.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on pages 89, 121, 129 and 130 of the Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Proposal No. 1: The Business Combination Proposal

Certain Engagements in Connection with the Business Combination and Related Transactions, page 136

6.	You state that a portion of the fee payable to IB Capital LLC is due upon closing of the business combination. Please clarify whether this is a contingent fee arrangement, and if so, provide a more detailed description of the terms.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page 136 of the Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 195

7.	Your disclosures indicate that, in connection with the Business Combination, you expect to enter into Earn-Out agreement prior to the Closing. We note that no pro forma adjustment has been reflected for the earn-out in the pro forma financial information. Please tell what consideration you gave to accounting for the arrangement within your pro forma financial statements, other than in your pro forma loss per share calculation. As part of your response, provide us with your analysis and cite the authoritative guidance you relied upon in determining your treatment.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has amended the pro forma financial information to reflect the adjustment in relation to the Earn-Out agreement. Please refer to the balance sheet adjustment (13) on page 202 of the Amendment No. 1.

Unaudited Pro forma Combined Balance Sheet as of September 30, 2022, page 199

8.	We note that you present “Retained earnings” and “Accumulated deficit” line items on the pro forma balance sheet. Please combine these line items into a single line item, or explain why you believe your current presentation is more appropriate. In this regard, if the current presentation is to show Athena’s “Accumulated deficit” separately, please revise to reflect the adjustment (7) in “Retained earnings”.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 199 of the Amendment No. 1 to show adjustment (7) in “Retained Earnings”.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

9.	We note subsequent to September 30, 2022 e.GO received shareholder loans totaling €17.965 million from nd industrial investments B.V. We also note such loans from nd industrial investments B.V. mature on the earlier of (i) December 31, 2023 or (ii) 4 weeks after closing of a public market transaction. In this regard, please tell what consideration you gave to the presentation of the additional shareholder loans in the pro forma financial statements as this information may be material to investors in accordance with Rule 11-01(a)(8) of Regulation S-X. As part of your response, tell us whether you plan to pay down or pay off any borrowings or loans using proceeds from the transaction.

Response:

The Company acknowledge the Staff’s comment and respectfully advises the Staff that the Company has reflected the shareholder loans subsequent to September 30, 2022 in the pro forma balance sheet as of December 31, 2022 on page 199 of the Amendment No. 1. The Company does not expect to pay down or pay off any shareholder loans using proceeds from the transaction as the Company expects that the maturity of the shareholder loans will be extended by at least 12 months.

Adjustment (3) - Unaudited pro forma condensed combined statements of operations, page 202

10.	We note that your pro forma income statements for the year ended December 31, 2021 and for the nine months ended September 30, 2022 give effect to the Business Combination as if it had been consummated on January 1, 2021. Please tell us why you believe the pro forma income statement for the nine months ended September 30, 2022 should reflect the deemed listing cost, or revise to remove adjustment (3) from this pro forma income statement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 197 of the Amendment No. 1 to remove adjustment (3) from the pro forma income statement for the year ended December 31, 2022.

Note 3 — Transaction Accounting Adjustments

Adjustment (6), page 202

11.	We note Adjustment (6) does not reflect adjustment (b) which was made to reflect the impact of U.S. GAAP to IFRS conversion of Athena’s Warrants. Please revise to reflect this conversion adjustment, or explain why you do not believe this adjustment should be reflected.

Response:

The Company acknowledge the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 201 of the Amendment No. 1 to reflect the impact of U.S. GAAP to IFRS conversion of Athena’s Warrants.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Earnings/(Loss) per Share, page 203

12.	We note that the pro forma weighted average shares outstanding and historical weighted average shares outstanding used in your pro forma diluted loss per share and Next.e.GO Mobile SE’s historical diluted loss per share for the period ended September 30, 2022, respectively, appear to include shares that are antidilutive. Please exclude the shares that are antidilutive from your diluted loss per share calculations and disclose them separately in your disclosure. Similar concerns apply to your presentation and disclosures beginning on page F-54.

Response:

The Company acknowledges the Staff’s comment and respectfully advise the Staff that the Company has revised the disclosure on page 203 of the Amendment No. 1 to exclude the shares that are antidilutive from our diluted loss per share calculations and disclose them separately. The same applies to the presentation and disclosures beginning on page F-4.

Financial statements of Next.e.GO Mobile SE for the period ended September 30, 2022

Report of Independent Registered Public Accounting Firm, page F-52

13.	We note that the audit report refers to the financial statements as of and “for each of two years in the period ended September 30, 2022 and December 31, 2021.” Please include a revised audit report that refers to the periods consistent with those presented in the financial statements (e.g., for the nine months period ended September 30, 2022).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included a revised audit report that refers to the periods consistent with those presented in the financial statements (i.e., the 12-month periods ending December 31, 2021 and the December 31, 2022, respectively).

Going Concern, page F-60

14.	You state that the Company has signed on February 09, 2023, a term-sheet with Traust Structured, LLC and Two River Ventures, LLC with a total cash intake of up to c. USD 51.4 million (c. EUR 48.0 million) net of fees and financing costs. However, the Funding Events table on page F-100 does not appear to reflect this funding. Please explain to us the reason for the difference and revise your filing to fix this inconsistency.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Funding Events table on page F-58 to reflect the funding in connection with the term sheet with Traust Structured, LLC and Two River Ventures, LLC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

15.	The Funding Events table on page F-100 indicates that the term-sheet signed with Painted Sky Partners provides funding of “up to” USD 75 million, which is not clear from your disclosure here. Please revise to clarify in your disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure below the Funding Events table on page F-58 to clarify that the term sheet with Traust Structured, LLC and Two River Ventures, LLC dated February 9, 2023 and the term sheet with Painted Sky Partners dated March 3, 2023 refer to the same funding event of up to USD 75 million into the IP Note, whereby Traust serves as the originator of, and Painted Sky as the investor in, the IP note, and are therefore reflected as a single line item in the table on page F-58.

16.	We note from your disclosures on page 52 and 60 that reservations are not commitments to purchase your products and are subject to cancellation by customers. Please revise to clarify here that these reservations are non-binding and cancellable. Also revise the disclosure under “Information on the Group” on page F-60 to provide a similar clarification.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised its disclosure on pages F-14 and F-15 to include the requested clarifications.

Note. 9.3.1 Financing Arrangements, page F-92

17.	We note on page 230-231 you disclose that the parties of the credit agreement related to the Bridge Financing are negotiating a reservation of rights letter to address e.GO’s failure to deliver certain documents (such as certain follow-on security documents) under the credit agreement, a related standstill of Brucke Funding LLC and Brucke Agent LLC, and the restructuring of the Bridge Financing Fixed Payment. Please revise your disclosure here to include similar disclosure on page 230-231, and discuss whether you expect to receive the remaining $11.25 million, and if so, when it is expected to be disbursed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in note 9.3.1 of Next.e.GO Mobile SE’s audited consolidated financial statements for the year ended December 31, 2022 on page F-49.

Exhibit 23.2, page II-3

18.	We note that the auditor’s consent related to the consolidated financial statements of e.GO only refers to the audit report dated March 9, 2023. Please also obtain the consent for the audit report dated October 26, 2022, or revise to remove the standalone audited financial statements and the related notes of e.GO for the year ended December 31, 2021, along with the audit report dated October 26, 2022.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included an auditor’s consent relating to the Company’s financial statements for the year ended December 31, 2022 (including the comparative figures for the year ended December 31, 2021) included in the Registration Statement.

*        *        *

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP